UNITE STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Bacterin International Holdings, Inc.
(Name of Issuer)

Common Stock, $0.000001 par value
(Title of Class of Securities)

05644R101
(CUSIP number)

Guy S. Cook
664 Cruiser Lane
Belgrade, MT 59714
(406) 388-0480
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Guy S. Cook
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 6,092,000 (1)
	8.	SHARED VOTING POWER: 6,000,000
	9.	SOLE DISPOSITIVE POWER: 6,092,000 (1)
	10.	SHARED DISPOSITIVE POWER: 6,000,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,092,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.5%
14.	TYPE OF REPORTING PERSON* IN

(1) Includes 134,412 shares underlying warrants and 25,000 shares subject to employee stock options held by spouse.

CUSIP No.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Timothy Shane Cook Trust created under the Cook 2012 Gift Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 2,000,000
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 2,000,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14.	TYPE OF REPORTING PERSON* OO

CUSIP No.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven Thomas Cook Trust created under the Cook 2012 Gift Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 2,000,000
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 2,000,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14.	TYPE OF REPORTING PERSON* OO

CUSIP No.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michelle Allison Cook Trust created under the Cook 2012 Gift Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 2,000,000
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 2,000,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14.	TYPE OF REPORTING PERSON* OO

Explanatory Note

This Amendment No. 3 to Schedule 13D for Guy S. Cook (the “Reporting Person”) relates to three gifts of 2 million shares each, for a total of 6 million shares (the “Shares”) of common stock of Bacterin International Holdings, Inc. (the “Company”) to 3 separate trusts (the “Trusts”) for the benefit of the reporting person’s children. The Reporting Person is the investment advisor to the Trusts, with power to direct the trustee to retain or dispose of the Shares, and the Reporting Person’s spouse has the power to vote the shares. Due to the Reporting Person’s role as investment advisor to the Trusts with indirect influence over the voting power, the reporting person continues to beneficially own the Shares. Each of the Trusts holds less than 5% of the Company’s common stock (approximately 4.7% each), but collectively, the 3 Trusts hold approximately 14% of the Company’s common stock. Although the Reporting Person has previously filed a Schedule 13D, this is the initial Schedule 13D for the Trusts.

Item 1. Security and Issuer

This Amendment No. 3 to Schedule 13D relates to 3 gifts of 2 million shares each, for a total of 6 million shares (the “Shares”) of common stock of Bacterin International Holdings, Inc. (the “Company”) to 3 separate trusts (the “Trusts”) for the benefit of the Reporting Person’s children.

The principal executive offices of the Company are located at 664 Cruiser Lane, Belgrade, MT 59714.

Item 2. Identity and Background

(a)          Guy S. Cook

Timothy Shane Cook Trust created under the Cook 2012 Gift Trust

Steven Thomas Cook Trust created under the Cook 2012 Gift Trust

Michelle Allison Cook Trust created under the Cook 2012 Gift Trust

(b)           246 Painted Hills Rd. Bozeman, MT 59715

(c )         Guy S. Cook is the CEO, President and Chairman of the Board of Directors of the Company

(d)           The reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           The reporting person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Guy Cook is a United States citizen.

The Trusts were formed under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration

The Shares now held by the Trusts were a gift from the Reporting Person.

Item 4. Purpose of Transaction

The Trusts were created for estate planning purposes

(a)           In addition to the Reporting Person’s gift to the Trusts, the Reporting Person also acquired 31,000 shares of the Company’s common stock in open market purchases subsequent to the date of the Reporting Person’s previous amendment to Schedule 13D. Both the Reporting Person and the Trusts may acquire and/or dispose of shares of the Company’s common stock from time to time.

(b)           N/A

(c )          N/A

(d)           N/A

(e)           N/A

(f)            N/A

(g)           N/A

(h)           N/A

(i)            N/A

(j)            N/A

Item 5. Interest in Securities of the Issuer

(a)           The Reporting Person beneficially owns 12,092,000 shares of the Company’s common stock (approximately 28.5%), which includes 5,932,588 shares held directly, 6 million shares held by the Trusts, 134,412 shares underlying warrants, and 25,000 shares subject to stock options held by the Reporting Person’s spouse.

Each of the 3 Trusts owns 2 million shares of the Company’s common stock (approximately 4.7% each or 14.1% collectively).

(b)           The Reporting Person holds the sole power to vote the 5,932,588 shares he holds directly, and he would also have the sole power to vote the 134,412 shares underlying warrants following the exercise of the warrants. The Reporting Person is the investment advisor to the Trusts, with power to direct the trustee to retain or dispose of the Shares, and the Reporting Person’s spouse has the power to vote the 6 million Shares held by the Trusts. The Reporting Person’s spouse would also have the power to vote the 25,000 shares underlying her stock options following the exercise of the options.

(c )          In addition to the gift of 6 million Shares from the Reporting Person to the Trusts, subsequent to the Reporting Person’s previous amendment to Schedule 13D, the Reporting Person purchased (i) 11,000 shares of the Company’s common stock in open market purchases on June 7, 2012 with a weighted average purchase price of $1.2957; and (ii) 20,000 shares of the Company’s common stock in open market purchases on June 8, 2012 with a weighted average purchase price of $1.34.

(d)         The trustee of the Trusts is Deutsche Bank Trust Company Delaware, and the beneficiaries of the Trusts are the Reporting Person’s children: Timothy Shane Cook, Steven Thomas Cook, and Michelle Allison Cook.

(e)           N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The legal rights related to the Trusts include the following: (a) the Reporting Person is the investment advisor with authority to direct the trustee to retain or dispose of the Shares; (b) the Reporting Person’s spouse holds the power to vote the Shares; (c ) the Reporting Person’s children are the beneficiaries of the Trusts; (d) Deutsche Bank Trust Company Delaware is the trustee of the Trusts; (e) when the beneficiaries turn twenty-five, they may become co-trustees of their respective trusts; and (f) the primary purpose of the Trusts is for the health, support and education of the beneficiaries. The Trusts were created for estate planning purposes.

As described in greater detail in Amendment No. 2 to the Reporting Person’s Schedule 13D, the Reporting Person previously transferred 1,000,000 shares of the Company’s common stock to a lender in connection with Loan and Pledge Agreements. The lender must return the pledged shares to the Reporting Person upon repayment of the loan. The shares transferred in connection with the Loan and Pledge Agreements are not included in the shares beneficially owned by the Reporting Person because the Reporting Person transferred the pledged shares, including the voting rights associated with the pledged shares, to the lender for the duration of the loan and pledge arrangement.

Item 7. Material to be filed as Exhibits

The Loan and Pledge Agreements described in Item 6 were previously attached as Exhibits to Amendment No. 2 to the Reporting Person’s Schedule 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

6/25/12
Date

/s/ Guy S. Cook
Signature

Guy S. Cook
Name/Title

6/25/12
Date

/s/ Donna G. Mitchell
Signature

Deutsche Bank Trust Company, as Trustee for the Timothy Shane Cook Trust created under the Cook 2012 Gift Trust
Name/Title

6/25/12
Date

/s/ Donna G. Mitchell
Signature

Deutsche Bank Trust Company, as Trustee for the Steven Thomas Cook Trust created under the Cook 2012 Gift Trust
Name/Title

6/25/12
Date

/s/ Donna G. Mitchell
Signature

Deutsche Bank Trust Company, as Trustee for the Michelle Allison Cook Trust created under the Cook 2012 Gift Trust
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)